ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. ("Company") announces to its stockholders and the market in general that Gustavo Lopes Rodrigues was nominated on this date by the Company's Board of Directors as the new Investor Relations Officer[1]. Gustavo will report to Renato Lulia Jacob, who has recently been nominated as Group Head of Corporate Strategy, Investor Relations and Corporate Development. Renato will report to the Chief Executive Officer Milton Maluhy Filho.

Gustavo joined the bank as an intern in 2000 and is a partner of the bank since 2021. With more than 20 years of experience, he has built his career through several areas in the Finance Department and for the last 7 years has been directing the Investors Relations Superintendency. Gustavo holds a bachelor's degree in Business Administration.

São Paulo (SP), June 27th, 2024.

RENATO LULIA JACOB
Head of Corporate Strategy, Investor Relations and Corporate Development

[1] In compliance with the Brazilian Securities and Exchange Comission Resolution n. 80/22, it is attributed the responsibility of Investor Relations Officer to the elected Officer GUSTAVO LOPES RODRIGUES; until his investiture date, the responsibility remains with the Officer RENATO LULIA JACOB.